November 27, 2013

Ms. Alexandra M. Ledbetter
Attorney-Advisor
Perry J. Hindin
Special Counsel
Securities and Exchange Commission

Re:          Assured Pharmacy, Inc.
Schedule TO-I
Filed October 21, 2013
File No. 005-79019

Dear Ms. Ledbetter and Mr. Hindin:

On behalf of Assured Pharmacy, Inc. (the “Company”) we are submitting the following responses to the Securities and Exchange Commission Staff’s comments of November 26, 2013 containing comments regarding the Schedule TO filed on October 21, 2013. The full text of each original comment from the SEC Comment Letter of October 31, 2013 is set forth below and the Company’s response to each follow-up question of November 26, 2011 directly follows the applicable text. The amended tender offer shall be filed at a later date to include additions and revisions addressed in this response letter as well as the additions and revisions addressed in the Company’s previous response letter dated November 25, 2013 and the Company’s financial and pro forma financial statements.

Schedule TO

1. Please disclose the information required by Item 13 of Schedule TO. See General Instruction E to Schedule TO.

The Schedule TO shall be amended to state:

“Not applicable.”

Offer to Exchange

Summary of Terms, page 4

2. We note the reference to the subordination agreement “pursuant to which the Company will make no further payments to the debt holders until such time as the redemption of certain Series D Preferred Stock (to be designated) has been made in full[.]” Please reconcile this description with the actual provision in the form of subordination agreement filed as Exhibit (a)(1)(G), which indicates that the New Debentures would be subordinated not only to the Series D Senior Convertible Preferred Stock but all other obligations, liabilities and indebtedness “whether now existing or hereafter arising” between the company and certain unidentified investors.

Additional language has been added to the Subordination Agreement for clarification purposes, which will be filed in the amended tender offer. The addition is italicized and underlined below. The language will be as follows:

Subordination; Subrogation.  Subordinated Creditor will not ask, demand, sue for, take or receive from the Obligor, by set-off or in any other manner, the whole or any part of any monies which may, now or hereafter be owing by the Obligor, or any successor or assign of the Obligor, including, without limitation, a receiver, trustee or debtor in possession (the term “Obligor” hereinafter shall include any such successor or assign of the Obligor) to Subordinated Creditor or be owing by any other person, firm, partnership or corporation to Subordinated Creditor for the benefit of the Obligor (whether such amounts represent principal or interest, or obligations which are due or not due, direct or indirect, absolute or contingent) pursuant to the Debenture, including, without limitation, the taking of any negotiable instruments evidencing such amounts (all such indebtedness, obligations and liabilities, being hereinafter referred to as the “Indebtedness”), unless and until all obligations, liabilities and indebtedness of the Obligor to the Investors with respect to shares of the Company’s Series D Senior Convertible Preferred Stock only pursuant to the liquidity provision of the Purchase Agreement, whether now existing or hereafter arising directly between the Obligor and the Investors, shall have been fully paid and satisfied with interest (all such obligations, indebtedness and liabilities of the Obligor to the Initial Investor pursuant to the liquidity provision of the Purchase Agreement, are hereinafter referred to as the “Liabilities”).  Notwithstanding any right of Subordinated Creditor to ask, demand, sue for, take or receive any payment with respect to the Indebtedness, all rights, liens and security interests of Subordinated Creditor, whether now or hereafter arising and howsoever existing, in any assets of the Obligor or any assets securing the Liabilities shall be and hereby are subordinated to the rights and interests of the Investors in those assets; and Subordinated Creditor shall have no right to possession of any such asset or to foreclose upon any such asset, whether by judicial action or otherwise, unless and until all of the Liabilities shall have been fully paid and satisfied.

The Company acknowledges that:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brinen & Associates, LLC, specifically Stephanie Gruenhagen and Joshua Brinen regarding any questions, clarifications or additional information at 212-330-8151 or corporateaction@brinenlaw.com.

Sincerely,

/s/ Brett Cormier
Brett Cormier
Chief Financial Officer